FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), first quarter, year ending March 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 2, 2012	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Consolidated Results of Operations

First Quarter, Year ending March 2013

(US GAAP)

NOMURA HOMDINGS, Inc.

July 2012

Disclaimer

This document is produced by Nomura Holdings, Inc. (“Nomura”).

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

All rights regarding this document are reserved by Nomura. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements. You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risk factors, as well as those more fully discussed under Nomura’s most recent Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission (“SEC”) that are available on Nomura’s website (http://www.nomura.com) and on the SEC’s website (http://www.sec.gov); Important risk factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

Forward-looking statements speak only as of the date they are made, and Nomura undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

The consolidated financial information in this document is unaudited.

Outline

Presentation

Executive summary (p. 3)

Overview of results (p. 4)

Business segment results (p. 5)

Retail (p. 6-7)

Asset Management (p. 8-9)

Wholesale (p. 10-13)

Non-interest expenses (p. 14)

Robust financial position (p. 15)

Funding and liquidity (p. 16)

Exposure to European peripheral countries (p. 17)

Financial Supplement

Consolidated balance sheet (p. 19)

Value at risk (p. 20)

Consolidated financial highlights (p. 21)

Consolidated income (p. 22)

Main revenue items (p. 23)

Adjustment of consolidated results and segment results: Income (loss) before income taxes (p. 24)

Segment “Others” (p. 25)

Retail related data (p. 26-30)

Asset Management related data (p. 31-32)

Wholesale related data (p. 33-34)

Number of employees (p. 35)

Executive summary

Highlights

Profitable for third straight quarter

Net revenue: Y369.3bn (-26% QoQ; +12% YoY)

Income before income taxes: Y19.7bn (-68% QoQ; -43% YoY)

Net income1: Y1.9bn (-91% QoQ; -89% YoY)

Business segment income before income taxes of Y9.0bn; Retail and Asset Management contributed to firm-wide earnings amid challenging market environment.

Retail: Net revenue Y82.7bn (-10% QoQ); Income before income taxes Y12.2bn (-40% QoQ)

Sales of foreign bonds targeting client needs increased while sales of investment trusts and equities were slower primarily due to market factors.

Asset Management: Net revenue Y16.4bn (+5% QoQ); Income before income taxes Y5.4bn (+30% QoQ)

Continued to deliver stable earnings; Investment trusts and the investment advisory business both reported fund inflows

Wholesale: Net revenue Y121.9bn (-23% QoQ); Loss before income taxes Y8.6bn

Wholesale revenues driven by resilient performance in Fixed Income in all regions

Equities and Investment Banking revenues affected by less liquidity in major markets and fewer revenue opportunities

$1.0bn cost reductions completed ahead of schedule

(1)	Net income attributable to Nomura Holdings shareholders.
3

Overview of results

Highlights

(billions of yen)

FY2012/13

1Q FY2011/12

4Q QoQ

(%) FY2011/12

1Q YoY

(%)

Net revenue 369.3 499.0 -26% 330.4 +12%

Non-interest expenses 349.6 438.2 -20% 296.0 +18%

Income before income taxes 19.7 60.8 -68% 34.4 -43%

Net income1 1.9 22.1 -91% 17.8 -89%

ROE2 0.4% 4.2% 3.4%

(1)	Net income attributable to Nomura Holdings shareholders.
(2)	Calculated using annualized net income for each period.
4

Business segment results

Net revenue and income (loss) before income taxes

(billions of yen)

FY2012/13

1Q FY2011/12

4Q QoQ FY2011/12

1Q YoY

Revenues Retail 82.7 92.4 -10% 94.2 -12%

Asset Management 16.4 15.7 +5% 18.8 -13%

Wholesale1 121.9 158.4 -23% 140.0 -13%

Segment total 221.0 266.5 -17% 253.0 -13%

Other1,2 154.6 222.6 -31% 78.6 +97%

Unrealized gain (loss) on

investments in equity securities

held for operating purposes (6.3) 9.9 —(1.3) —

Net revenue 369.3 499.0 -26% 330.4 +12%

Income (loss) before income taxes Retail 12.2 20.3 -40% 22.0 -45%

Asset Management 5.4 4.1 +30% 7.4 -28%

Wholesale1 (8.6) 11.9 —(15.9) —

Segment total 9.0 36.3 -75% 13.5 -33%

Other1,2 17.0 14.6 +16% 22.1 -23%

Unrealized gain (loss) on

investments in equity securities

held for operating purposes (6.3) 9.9 —(1.3) —

Income (loss) before income taxes 19.7 60.8 -68% 34.4 -43%

(1) Due to a reorganization in April 2012, reported amounts for Wholesale and Other have been reclassified.

(2) “ Other” includes entities consolidated as a result of converting Nomura Land and Building into a subsidiary. FY2012/13 1Q also includes own-credit and counterparty credit spread valuation adjustment of Y5.7bn.

Retail

NOMURA

Net revenue and income before income taxes

(billions of yen)

	FY2011/12				FY12/13	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Net revenue	94.2	84.0	79.7	92.4	**82.7**	-10%	-12%
Non-interest expenses	72.2	73.3	69.6	72.1	**70.5**	-2%	-2%
Income before income taxes	22.0	10.7	10.1	20.3	**12.2**	-40%	-45%

Retail client assets



Key performance indicator
(trillions of yen)
70.4
66.1
65.0
72.0
68.2
FY2011/12
FY2012/13
Jun 11
Sep 11
Dec 11
Mar 12
Jun 12

Key points

- Net revenue: Y82.7bn (-10% QoQ; -12% YoY)
- Income before income taxes: Y12.2bn (-40% QoQ; -45% YoY)

- Lower revenue and income QoQ due to a sharp market decline following a rebound in the prior quarter and weaker risk appetite among retail investors
  - Decline in sales of investment trusts and equities primarily due to market factors
  - Tapped into client demand to expand sales of bonds, especially foreign bonds
  - Consulting-based sales approach drove ninth straight quarter of net asset inflows

- Client franchise
  - Retail client assets: Y68.2trn
  - Accounts with balance: 5m
  - Net asset inflows: 647.2bn

- Sales of main investment trusts
  - Nomura Global REIT Premium: Y239.8bn
  - Nomura US High Yield Bond Fund: Y124.1bn
  - Nomura Global High Yield Bond Fund: Y58.2bn
  - Nomura Japan Brand Stock Fund: Y55.8bn

- Other sales
  - IPOs and public offerings: Y27.9bn
  - Bonds (total): Y613.8bn
    (of which) foreign bonds: Y460.8bn

6

Retail: Consulting-based sales

Total sales

(billions of yen)

3,000 2,000 1,000

Stocksa

Bonds

Investment trusts

Otheres

FY2011/12 FY2012/13

1Q 2Q 3Q 4Q 1Q

Ninth straight quarter of net asset inflows1

(billions of yen)

1,200 800 400 0

847 1,107 260 185 647

FY2011/12 FY2012/13

1Q 2Q 3Q 4Q 1Q

Total sales: -10% QoQ

Investment trusts: Sales down QoQ

Recorded net inflows each month despite challenging market environment

Enhanced product lineup, diversified asset classes and currencies

Bonds: Sales up 13% QoQ

Higher sales of foreign bonds (Australian dollar, Turkish lira, South African rand, others)

Sales of JGBs for individual investors and corporate bonds remained firm

Stocks: Sales affected by market slowdown

Sales of stocks fared well given the 27% decline in TSE trading value for retail investors

Focused on domestic listed stocks, but broadened sales efforts to include ETFs and foreign stocks

Foreign bonds: Continued growth

(billions of yen)

Sales of foreign bonds

500 400 300 200 100 0

270 391 426 461

FY2009/10 FY2010/11 FY2011/12 FY2012/13

Average quarterly sales 1Q

(1) Net asset inflows = Asset inflows – asset outflows

Asset Management

Net revenue and income before income taxes

(billions of yen)

FY2011/12 FY12/13 QoQ YoY

1Q 2Q 3Q 4Q 1Q

Net revenue 18.8 16.0 15.3 15.7 16.4 +5% -13%

Non-interest expenses 11.4 11.2 11.1 11.6 11.0 -5% -3%

Income before income taxes 7.4 4.7 4.2 4.1 5.4 +30% -28%

Assets under management

Key performance indicator

(trillions of yen)

AuM (gross)1

AuM (net)2

33.7 25.3 29.3 22.7 29.2 22.6 31.9 24.6 30.1 23.3

FY2011/12 FY2012/13

Jun 11 Sep 11 Dec 11 Mar 12 Jun 12

Key points

Net revenue: Y121.9bn (-23% QoQ; -13% YoY)

Loss before income taxes: Y8.6bn

Revenues driven by resilient performance in Fixed Income in all regions

Equities and Investment Banking revenues affected by less liquidity in major markets and fewer revenue opportunities

Expenses declined as a result of cost reduction program

Regional overview (Net revenue, QoQ)

Japan (Y30.1bn, -26%)

Trading was sluggish amid weaker market conditions

Investment Banking maintained high market shares in key league tables

EMEA (Y41.0bn, -26%)

Revenues driven by Fixed Income despite slowdown in some products

Large M&A deals and DCM transactions, including solutions, contributed to revenues

Americas (Y35.5bn, -16%)

Fixed Income revenues declined from the strong prior quarter, but increased YoY driven by solid performance in Securitized Products

Equities client flow businesses were resilient

AEJ (Y15.4bn, -23%)

Fixed Income revenues up significantly QoQ on increase in Credit and FX revenues

In Equities, lower liquidity created challenging conditions for both Cash Equities and Derivatives

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, Nomura Private Equity Capital, and Nomura Funds Research and Technologies America.

(2) Net after deducting duplications from assets under management (gross).

Asset Management: Investment trust and investment advisory inflows

Assets under management (gross)1 by business

(trillions of yen)

Investment trust business

Investment advisory business

30.0 20.0 10.0

0.0

33.7

8.9

24.8

29.3

8.2

21.2

29.2

8.2

21.0

31.9

8.9

23.0

30.1

8.6

21.5

FY2011/12 FY2012/13

Jun 11 Sep 11 Dec 11 Mar 12 Jun 12

Flow of funds in investment trust and investment advisory2

(billions of yen)

Investment trust business (excl. ETF) Investment advisory business

700 500 300 100 -100 -300

602

317 241 236 218

97

33 8 33

-11 -19 -87

-187 -114 -215

FY2011/12 FY2012/13

1Q 2Q 3Q 4Q 1Q

Nomura Asset Management share of public investment trust market3

23.0% 22.0% 21.0% 20.0% 19.0% 18.0%

22.0% 22.1% 22.2% 21.9% 21.9%

FY2011/12 FY2012/13

Jun 11 Sep 11 Dec 11 Mar 12 Jun 12

Awards

R&I Fund Award 2012 (defined benefits pension plan category)

– Recognized for investment strategy leveraging strengths in research and management for Japanese stocks

Japanese Core Equity Fund Category / Japan Equity Advanced Alpha Japanese Growth Equity Fund Category / Japanese Equity Growth

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, Nomura Private Equity Capital, and Nomura Funds Research and Technologies America.

(2) Based on assets under management (net).

(3) Source: The Investment Trusts Association, Japan.

Wholesale

NOMURA

Net revenue and income (loss) before income taxes[1]

(billions of yen)

	FY2011/12				FY12/13	QoQ	YoY
	1Q	2Q	3Q	4Q	1Q		
Net revenue	140.0	81.6	175.1	158.4	**121.9**	-23%	-13%
Non-interest expenses	155.9	152.2	138.1	146.5	**130.4**	-11%	-16%
Income (loss) before income taxes	-15.9	-70.7	37.1	11.9	**-8.6**	-	-

Net revenue by region[1]

(billions of yen)



20.4
36.0
42.6
40.8
8.3
17.6
14.1
41.6
21.6
29.3
45.4
78.9
20.1
42.5
55.5
40.4
15.4
35.5
41.0
30.1
AEJ
Americas
EMEA
Japan
FY2011/12
FY2012/13
1Q
2Q
3Q
4Q
1Q

Key points

- Net revenue: Y121.9bn (-23% QoQ; -13% YoY)
- Loss before income taxes: Y8.6bn
- – Revenues driven by resilient performance in Fixed Income in all regions
- – Equities and Investment Banking revenues affected by less liquidity in major markets and fewer revenue opportunities
- – Expenses declined as a result of cost reduction program

Regional overview (Net revenue, QoQ)

- Japan (Y30.1bn, -26%)
  - Trading was sluggish amid weaker market conditions
  - Investment Banking maintained high market shares in key league tables
- EMEA (Y41.0bn, -26%)
  - Revenues driven by Fixed Income despite slowdown in some products
  - Large M&A deals and DCM transactions, including solutions, contributed to revenues
- Americas (Y35.5bn, -16%)
  - Fixed Income revenues declined from the strong prior quarter, but increased YoY driven by solid performance in Securitized Products
  - Equities client flow businesses were resilient
- AEJ (Y15.4bn, -23%)
  - Fixed Income revenues up significantly QoQ on increase in Credit and FX revenues
  - In Equities, lower liquidity created challenging conditions for both Cash Equities and Derivatives

(1) Due to a reorganization in April 2012, reported amounts for Wholesale and Other have been reclassified.

10

Wholesale: Fixed Income

Net revenue1

(billions of yen)

69.7 41.4 76.4 87.0 71.5 QoQ -18% YoY +2%

FY2011/12 FY2012/13

1Q 2Q 3Q 4Q 1Q

Key points

Net revenue: Y71.5bn (-18% QoQ; +2% YoY)

Amid deteriorating trading conditions and falling market volumes, revenues increased 2% YoY, but declined 18% QoQ

Client business remained steady with client revenue declining only 9% QoQ

By product, Rates declined on the back of continued macro headwinds while Credit remained steady and FX and Securitized Products increased.

AEJ posted strong revenue performance, capturing increased flow to and from the region

Revenue by product / region

Revenue breakdown among 4 core products

Securitized

Products

Foreign

Exchange

Rates, Credit

Well diversified product mix

Rates: Modest revenue decline in a deteriorated market through smart risk management

Credit: Remained steady and gained market share, driven by a client-centric business model

FX: Strong client flow in Japan retail business and G10/Emerging currencies internationally

Securitized Products: Increased revenue contribution backed by recovery in client flow

Good balance of flow and structured business across all products

Regional revenue breakdown

AEJ

Japan

Americas

EMEA

Enhanced connectivity with Japan franchise and a reinforced global platform

International contribution continues to rise

EMEA: Steady performance in a challenging environment, supported by product innovation and solid risk discipline

Americas: Reflecting steady progress of the franchise, contribution on the rise mainly led by Securitized Products

AEJ: Revenue uptick from increased product depth, local markets access and client footprint

(1)	Figures have been reclassified to conform to the current presentation following a reorganization in April 2012.

Wholesale: Equities

NOMURA

Net revenue[1]



(billions of yen)
56.6
33.4
39.6
51.6
37.1
-28% QoQ
-34% YoY
FY2011/12
FY2012/13
1Q
2Q
3Q
4Q
1Q

Key points

- Net revenue: Y37.1bn (-28% QoQ; -34% YoY)
  - Client revenue
    - ✓ Down 15% QoQ on subdued market volumes, particularly in Japan and AEJ, and a decline in primary deals globally
  - Trading revenue
    - ✓ Regions and product lines affected by lower liquidity in major markets
- Americas performed relatively well
  - Revenues underpinned by cash equities revenues, which were roughly unchanged QoQ

Product highlights



(billions of yen)
37.1
Cash Equities
Derivatives
Others
FY2012/13 1Q revenues by product

Cash Equities

- Japan/EMEA: Solid performance in Programs
  - Took #1 spot in "Global Investor 2012 Transition Management Survey" for third year
- AEJ: Expanding share in local markets
- Americas: Stable revenue contribution
  - Instinet: Awarded "Best EMS Provider"[2]

Derivatives

- Winning awards
  - EMEA: "Volatility house of the Year[3]"
  - AEJ: "Asia Pacific Derivatives House of the Year[3]"
- EMEA: Solutions for corporates contributing to revenues
- Japan: Trading tough amid challenging market

Others

- Prime Brokerage: Japan/EMEA delivering stable revenues

(1) Figures have been reclassified to conform to the current presentation following a reorganization in April 2012.
(2) Source: 2012 Waters Ranking, EMS: Execution Management System
(3) Source: Derivatives Intelligence

12

Wholesale: Investment Banking

NOMURA

Net revenue[1]


Investment Banking (Gross)
(billions of yen)
32.3
23.8
45.1
40.5
32.2
Investment Banking (Net)
Other
13.6
19.0
-5.4
6.8
11.6
-4.8
59.1
35.5
23.6
19.8
21.2
-1.4
13.3
15.1
-1.8
QoQ -33%
YoY -2%
FY2011/12
FY2012/13
1Q
2Q
3Q
4Q
1Q

Key points

- Net revenue: Y13.3bn (-33% QoQ; -2% YoY)
- Investment Banking gross revenue flat YoY at Y32.2bn
  - Fewer revenue opportunities in ECM due to declining global fee pool[2]
  - Involved in high-profile M&A deals and saw an increase in sell-side mandates; #10 in Global M&A league table[3]
  - Japan:
    - ✓ Maintained high market shares across products (M&A:43.9%, ECM:36.3%, DCM:25.9%)[3]
  - International:
    - ✓ Continued success in solutions, sponsor[4] related deals, leveraged finance
    - ✓ GDF Suez's acquisition of remaining stake in International Power contributed to revenues
    - ✓ Joint bookrunner and joint lead manager on Haitong Securities IPO, largest IPO in Hong Kong this year

Success in trading house and sponsor[4] related businesses

Growing global presence of trading houses and sponsors[4]

Sponsor related deals as percentage of fee pool[4,5]	➢ Approx. 18%
Japan cross-border M&A involving trading houses/sponsors[4,6]	➢ 6 out of top 10
Large Japanese trading houses expanding international investment	

Diverse business based on trading house/sponsor[4] related deals

Business opportunities across regions, sectors, and products

M&A	**Marubeni acquisition of Gavilon** Financial advisor to Marubeni $5.6bn — Announced May 2012	**CVC sale of StarBev to Molson Coors** Financial advisor to CVC $3.5bn — Completed Jun 2012
Leveraged finance (#1 in EMEA league table)[7]	**Consortium incl. Apollo Global Management acquisition of EP Energy** Financing $5.5bn — Apr-May 2012	**Two companies under Charterhouse** Financing Total: €4.0bn
Solutions	FX hedging for cross-border M&A	
Block trades	Share disposal	
IPOs	IPO for sponsor investee company, etc.	

(1) Figures have been reclassified to conform to the current presentation following a reorganization in April 2012.
(2) Source: Dealogic (Apr 1 – Jun 30) (3) Source: M&A, ECM Thomson Reuters (Jan 1 – Jun 30), DCM Thomson DealWatch (Jan 1 – Jun 30) (4) Financial sponsors
(5) Source: Dealogic (Jan 1, 2011 – Jun 30, 2012) (6) Source: Thomson Reuters (Jan 1, 2011 – Jun 30, 2012) (7) EMEA sponsor-led leveraged loans, Source: Bloomberg (Jan 1 – Jun 30)

13

Non-interest expenses

Other

Business development expenses

Occupancy and related depreciation

Information processing and communications

Commissions and floor brokerage

Compensation and benefits

(Reference)

Excluding entities consolidated as a result of converting Nomura Land and Building into a subsidiary

(billions of yen)

Full year

Quarter

(billions of yen)

1,500 1,200 900 600 300 into 0

1,450.9

438.2 1,037.4 370.5

349.6 346.2 296.0

500 400 300 200 100

0

FY2011/12 FY12/13

FY2010/11 FY2011/12 QoQ

1Q 2Q 3Q 4Q 1Q

Compensation and benefits 519.0 534.6 136.3 142.6 127.8 128.0 124.6 -2.7%

Commissions and floor 92.1 93.5 24.1 22.9 22.5 24.0 22.0 -8.4%

brokerage

Information processing and 182.9 177.1 43.5 43.5 46.4 43.7 42.5 -2.6%

communications

Occupancy and related 87.8 100.9 20.7 26.4 26.2 27.6 24.1 -12.8%

depreciation

Business development 30.2 48.5 9.3 12.3 12.7 14.1 11.3 -19.6%

expenses

Other 125.4 496.2 62.1 98.5 134.9 200.8 125.1 -37.7%

Total 1,037.4 1,450.9 296.0 346.2 370.5 438.2 349.6 -20.2%

Key points

Non-interest expenses: Y349.6bn (-20% QoQ)

– Other expenses declined 38% QoQ due to a drop in cost of goods sold at consolidated entities

Non-interest expenses declined 5% QoQ excluding entities consolidated as a result of converting Nomura Land and Building into a subsidiary

– Reducing costs since 2Q last year; Personnel expenses trending down each quarter

– Non-personnel expenses lower QoQ

Progress of $1.2bn cost reduction program

– Retail and Asset Management On schedule

– Wholesale

Completed ahead of initial target (FY2012/13 2H)

Robust financial position

Balance sheet related indicators and capital ratios

Total assets Y35.3trn

Shareholders Y2.1trnequity

Gross leverage 16.8x

Net leverage1 10.6x

Level 3 assets (net)2 Y0.6trn

Liquidity Y5.4trn

(billions of yen)

Preliminary, Basel 2.5 basis Mar 31 Jun 30

Tier 1 2,090 2,097

Tier 2 320 320

Tier 3 224 210

Total capital 2,427 2,426

RWA 14,681 13,941

Tier 1 ratio 14.2% 15.0%

Tier 1 common ratio3 12.2% 13.0%

Total capital ratio 16.5% 17.4%

Leverage ratio1

(x)	22.0

18.0 14.0 10.0 6.0

Gross leverage ratio Net leverage ratio

16.8

10.6

FY2011/12 FY2012/13

1Q 2Q 3Q 4Q 1Q

Level 3 assets2 and net level 3 assets/Tier 1 capital

(billions of yen)

1,500 1,000 500

Level 3 assets Net Level 3 Assets

Net Level 3 Assets / Tier 1 Capital

35% 36% 35%

31% 29%

60% 40% 20% 0%

Fy2011/12 FY2012/13

1Q 2Q 3Q 4Q 1Q

(1) Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders’ (2) Preliminary.

(3)	Tier 1 common ratio is defined as Tier 1 capital minus minority interest divided by risk-weighted assets.

Funding and liquidity

Balance sheet structure

Balance sheet (As of Jun 30, 2012)

Highly liquid, healthy balance sheet structure –79% of assets are highly liquid trading and related assets that are marked-to-market and matched to trading and related liabilities through repos etc. (regionally and by currency) –Other assets are funded by equity and long-term debt, ensuring structural stability

Assets

Trading assets and related1

Trading liabilities and related1

Other liabilities Short-term borrowings

Long-term borrowings

Total equity

Liabilities and equity

Cash and cash deposits

Other assets

Liquidity portfolio2

Liquidity portfolio2:

–Y5.4trn, or 15% of total assets –Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period

Unsecured funding2

Approx. 80% of unsecured funding2 is long-term debt

Diversified sources of funding

Short-term debt 21%

Long-term debt due within 1yr, 9%

Loans (incl. subordinated)

Euro MTN/Yen, retail bonds, etc.

Euro MTN/Other, wholesale bonds, etc.

Breakdown of short-term/ and long-term debt

Funding of long-term debt

Bank lending market

Retail market

Wholesale market

(1) Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.

(2) Definition differs from financial disclosures reflecting dity portfolio Liquidity excludes funds on Management’s deposit at exchanges and segregated view. client Cash funds. and

(3) Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.

Exposure to European peripheral countries

GIIPS country exposure (preliminary, as of Jun 30, 2012)

(US$m)

Net inventory 1 Net counter party 2 Net exposure total Changes from Mar 2012

Total Of which, exposure matures within 6 months Of which, exposure matures after 6 months Total Counter party 2 Of which, reserve / hedges

Greece 34 11 23 38 94 -55 72 -22

Ireland 208 145 62 20 23 -3 227 -192

Italy 1,145 994 151 -58 379 -437 1,088 102

Portugal -101 72 -173 -12 163 -175 -113 89

Spain 749 655 94 186 325 -140 935 657

European peripheral countries – Total 2,035 1,878 157 174 984 -810 2,209 633

Peripheral Europe net country exposure of $2.21bn as of the end of June

Increased by $633m from March total of $1.58bn (+40%)

Inventory is all trading assets marked to market

(1)	Inventory, both long and short positions
(2)	Net counterparty exposure (i.e. repurchase transactions, securities lending and OTC derivatives) less collateral.

Financial Supplement

Consolidated balance sheet

(billions of yen)

Mar. 31, 2012 Jun. 30, 2012 Increase (Decrease) Mar. 31, 2012 Jun. 30, 2012 Increase (Decrease)

Assets Liabilities

Total cash and cash deposits 1,954 1,387 -566 Short-term borrowings 1,186 1,244 59

Total payables and deposits 2,437 2,194 -244

Total loans and receivables 2,211 2,103 -109 Collateralized financing 12,519 13,695 1,175

Trading liabilities 7,495 6,381 -1,114

Collateralized agreements 13,743 12,997 -745 Other liabilities 1,166 1,102 -64

Long-term borrowings 8,505 8,250 -255

Total trading assets1 and private equity investments 14,124 15,065 942 Total liabilities 33,308 32,865 -443

Total other assets 3,666 3,702 36 Equity

Total Nomura shareholders’ equity 2,107 2,100 -8

Noncontrolling interest 282 289 7

Total assets 35,697 35,254 -443 Total liabilities and equity 35,697 35,254 -443

1. Including securities pledged as collateral.

Value at risk

Definition

99% confidence level

1-day time horizon for outstanding portfolio

Inter-product price fluctuations considered

From April 1, 2012 to June 29, 2012 (billions of yen)

Maximum: 7.2

Minimum: 4.3

Average: 5.5

(billions of yen)

Mar. 31, 2011 Jun. 30, 2011 Sep. 30, 2011 Dec. 31, 2011 Mar 31, 2012 Jun. 30, 2012

Equity 1.8 1.6 1.9 1.5 1.4 1.2

Interest rate 4.1 4.3 4.0 5.0 6.5 5.7

Foreign exchange 4.5 3.8 2.8 3.5 2.5 1.7

Sub-total 10.4 9.7 8.8 10.0 10.4 8.6

Diversification benefit -4.1 -3.7 -3.6 -3.6 -3.2 -3.2

VaR 6.3 6.0 5.2 6.4 7.2 5.4

Consolidated financial highlights

Full year

Quarter

(billions of yen)

(billions of yen)

40,30,20,10,0,-10,-20,-30,-40,-50

3.4%,17.8,17.8,22.1,0.6%,1.9,0.4%,-46.1,4%,3%,2%,1%,0%,-1%,-2%,-3%,-4%,-5%

40,30,20,10,0,10%.8%,6%,4%,2%,0%,28.7,1.4%,0.6%,11.6

Net income (loss)

ROE(%)

FY2010/11 FY2011/12 FY2011/12 FY2012/13

1Q 2Q 3Q 4Q 1Q

Net revenue 1,130.7 1,535.9 330.4 301.6 404.9 499.0 369.3

Income (loss) before income taxes 93.3 85.0 34.4 -44.6 34.5 60.8 19.7

Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders 28.7 11.6 17.8 -46.1 17.8 22.1 1.9

Total Nomura shareholders’ equity 2,082.8 2,107.2 2,101.7 2,037.6 2,061.5 2,107.2 2,099.7

ROE (%)1 1.4% 0.6% 3.4%—- 0.6% 0.4%

Basic-Net income (loss) attributable to NHI shareholders per share(yen) 7.90 3.18 4.93 -12.64 4.87 6.03 0.51

Shareholders’ equity per share (yen) 578.40 575.20 583.27 556.52 562.83 575.20 569.26

1. Quarterly ROE is calculated using annualized year-to-date net income.

Consolidated income

Full year

Quarter

(billions of yen)

FY2010/11 FY2011/12 FY2011/12 FY2012/13

1Q 2Q 3Q 4Q 1Q

Revenue

　 Commissions 405.5 347.1 96.8 85.9 74.0 90.4 77.4

　 Fees from investment banking 107.0 59.6 13.8 13.8 17.2 14.8 10.4

　 Asset management and portfolio service fees 143.9 144.3 39.1 36.7 33.4 35.1 33.8

　 Net gain on trading 336.5 272.6 67.5 26.0 80.1 98.9 84.4

　 Gain (loss) on private equity investments 19.3 25.1 -6.0 -2.3 34.6 -1.2 -5.4

　 Interest and dividends 346.1 435.9 133.1 107.3 103.1 92.4 103.5

　 Gain (loss) on investments in equity securities -16.7 4.0 -0.6 -2.5 -2.8 9.9 -7.1

　 Other 43.9 563.2 83.4 113.0 141.9 225.0 142.6

Total revenue 1,385.5 1,851.8 427.0 377.8 481.5 565.4 439.6

Interest expense 254.8 315.9 96.6 76.3 76.6 66.4 70.3

Net revenue 1,130.7 1,535.9 330.4 301.6 404.9 499.0 369.3

Non-interest expenses 1,037.4 1,450.9 296.0 346.2 370.5 438.2 349.6

Income (loss) before income taxes 93.3 85.0 34.4 -44.6 34.5 60.8 19.7

Net income (loss) 28.7 11.6 17.8 -46.1 17.8 22.1 1.9

Main revenue items

Full year

Quarter

(billions of yen)

Commissions

Fees from Investment Banking

Asset Management and portfolio service fees

FY2010/11 FY2011/12 FY2011/12 FY2012/13

1Q 2Q 3Q 4Q 1Q

Stock brokerage commissions (retail) 51.4 36.0 8.7 9.2 7.0 11.1 7.4

Stock brokerage commissions (other) 144.6 132.7 34.2 34.4 32.3 31.8 28.4

Other brokerage commissions 11.5 9.4 2.5 3.2 2.0 1.8 2.3

Commissions for distribution of investment trusts 166.4 136.6 43.1 31.0 24.9 37.6 31.6

Other 31.6 32.4 8.2 8.2 7.8 8.2 7.6

Total 405.5 347.1 96.8 85.9 74.0 90.4 77.4

Equity underwriting and distribution 49.8 14.3 2.7 2.1 4.2 5.4 1.6

Bond underwriting and distribution 26.3 14.6 3.4 5.0 4.5 1.7 1.1

M&A / financial advisory fees 27.1 27.0 7.3 6.4 7.5 5.8 6.2

Other 3.9 3.7 0.3 0.4 1.1 1.9 1.5

Total 107.0 59.6 13.8 13.8 17.2 14.8 10.4

Asset management fees 106.7 108.2 29.5 27.8 24.9 25.9 24.9

Administration fees 21.0 18.4 4.8 4.5 4.3 4.8 4.6

Custodial fees 16.3 17.7 4.7 4.4 4.2 4.4 4.3

Total 143.9 144.3 39.1 36.7 33.4 35.1 33.8

Adjustment of consolidated results and segment results: Income (loss) before income taxes

Full year

Quarter

(billions of yen)

FY2010/11 FY2011/12 FY2011/12 FY2012/13

1Q 2Q 3Q 4Q 1Q

Retail 101.2 63.1 22.0 10.7 10.1 20.3 12.2

Asset Management2 20.0 20.5 7.4 4.7 4.2 4.1 5.4

Wholesale1 4.1 -37.7 -15.9 -70.7 37.1 11.9 -8.6

Three Business segments total 125.3 46.0 13.5 -55.2 51.4 36.3 9.0

Other1,2 -15.2 35.2 22.1 12.9 -14.5 14.6 17.0

Segments total 110.2 81.2 35.6 -42.3 36.9 50.9 26.0

Unrealized gain (loss) on investments in equity securities held for operating purposes -16.9 3.8 -1.3 -2.4 -2.5 9.9 -6.3

Total 93.3 85.0 34.4 -44.6 34.5 60.8 19.7

(1) Due to a reorganization in April 2012, reported amounts for Wholesale and Other have been reclassified.

(2) Due to a reorganization in April 2011, reported amounts for Asset Management and Other have been reclassified.

Segment “Other”

Income (loss) before income taxes

Full year

Quarter

(billions of yen)

(billions of yen)

22.1,12.9,14.6,17.0,-14.5,40,30,20,10,0,-10,-20

40,30,20,10,0,-10,-20,-15.2,35.2

FY2010/11 FY2011/12 FY2012.3 FY2012/13

1Q 2Q 3Q 4Q 1Q

Net gain (loss) related to economic hedging transactions 2.3 8.4 -1.5 4.2 7.7 -2.1 -1.2

Realized gain (loss) on investments in equity securities held for operating purposes 0.2 0.2 0.7 -0.2 -0.3 0.0 -0.7

Equity in earnings of affiliates 9.0 10.6 3.5 2.0 1.3 3.9 1.3

Corporate items1 -34.5 -32.1 12.6 -8.6 -29.0 -7.1 6.6

Others1,2 7.8 48.1 6.8 15.5 5.8 19.9 11.1

Income (Loss) before income taxes -15.2 35.2 22.1 12.9 -14.5 14.6 17.0

(1) Due to a reorganization in April 2012, reported amounts for Wholesale and Other have been reclassified.

(2) Due to a reorganization in April 2011, reported amounts for Asset Management and Other have been reclassified.

Retail related data (1)

NOMURA

(billions of yen)	Full year		Quarter						
	FY2010/11	FY2011/12	FY2011/12				FY2012/13	QoQ	YoY
			1Q	2Q	3Q	4Q	1Q		
Commissions	244.8	201.5	58.7	48.2	38.7	55.8	**44.1**	**-20.9%**	**-24.9%**
Sales credit	52.8	59.0	15.2	13.0	15.2	15.6	**15.1**	**-3.2%**	**-0.4%**
Fees from investment banking and other	42.3	38.2	6.2	9.5	13.7	8.7	**10.3**	**17.9%**	**66.0%**
Investment trust administration fees and other	48.5	47.4	12.9	12.3	10.9	11.4	**11.9**	**4.4%**	**-7.2%**
Net interest revenue	4.1	4.2	1.2	1.0	1.2	0.8	**1.2**	**52.3%**	**1.9%**
Net revenue	392.4	350.3	94.2	84.0	79.7	92.4	**82.7**	**-10.5%**	**-12.2%**
Non-interest expenses	291.2	287.1	72.2	73.3	69.6	72.1	**70.5**	**-2.2%**	**-2.3%**
Income before income taxes	101.2	63.1	22.0	10.7	10.1	20.3	**12.2**	**-39.9%**	**-44.6%**
Domestic distribution volume of investment trusts[1]	9,473.5	8,933.9	2,642.7	2,081.8	1,827.5	2,381.8	**1,952.0**	**-18.0%**	**-26.1%**
Bond investment trusts	2,641.8	2,869.4	787.6	647.3	691.3	743.2	**733.9**	**-1.3%**	**-6.8%**
Stock investment trusts	5,606.9	5,217.8	1,577.9	1,203.1	956.9	1,479.9	**1,055.7**	**-28.7%**	**-33.1%**
Foreign investment trusts	1,224.8	846.6	277.3	231.4	179.3	158.7	**162.4**	**2.3%**	**-41.4%**
Other									
Accumulated value of annuity insurance policies	1,697.3	1,800.8	1,722.7	1,756.4	1,780.4	1,800.8	**1,828.3**	**1.5%**	**6.1%**
Sales of JGBs for individual investors (transaction base)	32.8	281.2	36.7	102.9	78.9	62.8	**62.3**	**-0.8%**	**69.9%**
Retail foreign currency bond sales	1,565.6	1,703.4	414.0	439.7	452.2	397.5	**460.8**	**15.9%**	**11.3%**

(1) Nomura Securities.

26

Retail related data (2)

Stock brokerage commissions and commissions for distribution of investment trusts

Full year

Quarter

(billions of yen)

(billions of yen)

70,60,50,40,30,20,10,0

180,150,120,90,60,30,0

Stock brokerage commissions

Commissions for distribution of investment trusts

FY2010/11 FY2011/12 FY2011/12 FY12/13 QoQ YoY

1Q 2Q 3Q 4Q 1Q

Stock brokerage commissions 51.4 36.0 8.7 9.2 7.0 11.1 7.4 -32.8% -14.8%

Commissions for distribution of investment trusts1 170.1 139.9 44.1 32.0 25.6 38.2 32.4 -15.0% -26.4%

(1) Nomura Securities.

Retail related data (3)

Retail client assets

Full year

Quarter

(trillions of yen)

70.4,66.1,65.0,72.0,68.2

100,80,60,40,20,0,70.6,72.0

Other

Overseas mutual funds

Bond investment trusts

Stock investment trusts

Domestic bonds

Foreign currency bonds

Equities

FY2010/11 FY2011/12 FY2011/12 FY2012/13

Mar 11 Mar 12 Jun 11 Sep 11 Dec 11 Mar 12 Jun 12

Equities 35.8 37.2 35.4 32.6 31.8 37.2 34.4

Foreign currency bonds 5.9 6.2 5.9 5.7 5.9 6.2 6.2

Domestic bonds 12.8 12.7 12.8 13.1 12.7 12.7 12.9

Stock investment trusts 8.3 7.7 8.5 7.0 6.9 7.7 6.9

Bond investment trusts 4.1 4.4 4.2 4.2 4.2 4.4 4.2

Overseas mutual funds 1.5 1.4 1.5 1.4 1.4 1.4 1.3

Other 2.3 2.3 2.2 2.1 2.1 2.3 2.2

Total 70.6 72.0 70.4 66.1 65.0 72.0 68.2

(1) Includes CBs and warrants.

(2) IIncludes annuity insurance

Retail related data (4)

Retail client assets: Net asset inflow1

Full year

Quarter

(billions of yen)

(billions of yen)

847,1,107,260,185,647,4,000,3,000,2,000,1,000,0

6,000,4,000,2,000,0,3,942,2,400

FY2010/11 FY2011/12 　 FY2011/12 FY2012/13

　 1Q 2Q 3Q 4Q 1Q

(1) Net asset inflow = asset inflow – asset outflow. Retail client assets exclude portion from regional financial institutions.

Retail related data (5)

Number of accounts

(Thousands)

(Thousands)

FY2010/11 FY2011/12 FY2011/12 FY2012/13

Mar 11 Mar 12 Jun 11 Sep 11 Dec 11 Mar 12 Jun 12

Accounts with balance 4,936 4,985 4,945 4,954 4,966 4,985 4,997

Equity holding accounts 2,695 2,706 2,696 2,703 2,707 2,706 2,714

Nomura Home Trade / Net & Call accounts1 3,328 3,773 3,348 3,369 3,745 3,773 3,796

New Individual accounts / IT share2

Full year

Quarter

FY2010/11 FY2011/12 FY2011/12 FY2012/13

1Q 2Q 3Q 4Q 1Q

New individual accounts 326 235 69 53 50 64 52

IT share2

No. of orders 53% 57% 58% 59% 56% 56% 55%

Transaction value 27% 30% 32% 32% 29% 29% 29%

(1) From December 2011, number of accounts refers to total of Nomura Home Trade and Net & Call accounts.

(2) IT share is the percentage of trades via Nomura Home Trade and our Telephone Answer service comprising the total of cash stock transactions and kabushiki-mini-toshi (odd lot stock investment).

Asset Management related data (1)

(billions of yen)

FY2010/11 FY2011/12 FY2011/12 FY2012/13 QoQ YoY

1Q 2Q 3Q 4Q 1Q

Net revenue 66.5 65.8 18.8 16.0 15.3 15.7 16.4 4.5% -12.9%

Non-interest expenses 46.5 45.3 11.4 11.2 11.1 11.6 11.0 -4.7% -3.1%

Income before income taxes 20.0 20.5 7.4 4.7 4.2 4.1 5.4 30.4% -27.9%

Due to a reorganization in April 2011, reported amounts for Asset Management and Other have been reclassified.

Total assets under management

Full year

Quarter

FY2010/11 FY2011/12 FY2011/12 FY2012/13

Mar 11 Mar 12 Jun 11 Sep 11 Dec 11 Mar 12 Jun 12

30.0,20.0,10.0,0.0,32.7,24.7,31.9,24.6

AuM (gross)

AuM (net)

33.7,25.3,29.3,22.7,29.2,22.6,31.9,24.6,30.1,23.3

(1)

Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, Nomura Private Equity Capital, and Nomura Funds Research and Technologies America.

(2)	Net after deducting duplications from assets under management (gross).

Asset Management related data (2)

NOMURA

Assets under management (gross) by business[1]

(trillions of yen)	FY10/11	FY11/12	FY11/12				FY12/13
	Mar 11	Mar 12	Jun 11	Sep 11	Dec 11	Mar 12	Jun 12
Investment trust business	24.3	23.0	24.8	21.2	21.0	23.0	**21.5**
Investment advisory business	8.4	8.9	8.9	8.2	8.2	8.9	**8.6**
Assets under management (gross)[1]	**32.7**	**31.9**	**33.7**	**29.3**	**29.2**	**31.9**	**30.1**

Asset inflows/outflows by business[3]

(billions of yen)	Full year		Quarter				
	FY10/11	FY11/12	FY11/12				FY12/13
			1Q	2Q	3Q	4Q	1Q
Investment trust business	1,778	295	351	21	-90	13	**128**
ETFs	-11	347	33	236	97	-19	**241**
Investment advisory business	145	513	602	-11	8	-87	**218**
Net asset inflow	1,922	808	953	10	-82	-73	**346**

Assets under management by company

(trillions of yen)	FY10/11	FY11/12	FY11/12				FY12/13
	Mar 11	Mar 12	Jun 11	Sep 11	Dec 11	Mar 12	Jun 12
Nomura Asset Management	27.3	27.0	28.3	24.9	24.7	27.0	**25.5**
Nomura Funds Research and Technologies	2.8	2.6	2.8	2.3	2.3	2.6	**2.4**
Nomura Corporate Research and Asset Management	1.8	1.5	1.7	1.2	1.3	1.5	**1.5**
Nomura Private Equity Capital	0.5	0.6	0.5	0.5	0.5	0.6	**0.6**
Nomura Funds Research and Technologies America	0.2	0.3	0.3	0.3	0.3	0.3	**0.2**
Assets under management (gross)[1]	32.7	31.9	33.7	29.3	29.2	31.9	**30.1**
Group company overlap	8.0	7.3	8.3	6.6	6.5	7.3	**6.8**
Assets under management (net)[2]	24.7	24.6	25.3	22.7	22.6	24.6	**23.3**

Domestic public investment trust market and Nomura Asset Management market share[4]

(trillions of yen)	FY10/11	FY11/12	FY11/12				FY12/13
	Mar 11	Mar 12	Jun 11	Sep 11	Dec 11	Mar 12	Jun 12
Domestic public stock investment trusts							
Market	54.2	51.2	54.6	47.3	46.8	51.2	**47.9**
Nomura's share (%)	17%	17%	17%	17%	17%	17%	**17%**
Domestic public bond investment trusts							
Market	11.1	11.0	11.1	10.5	10.6	11.0	**10.5**
Nomura's share (%)	43%	44%	43%	43%	43%	44%	**44%**

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, Nomura Private Equity Capital, and Nomura Funds Research and Technologies America.
(2) Net after deducting duplications from assets under management (gross). *(3) Based on assets under management (net).*
(4) Source: Investment Trusts Association, Japan

32

Wholesale related data (1)

Wholesale

(billions of yen)

FY2010/11 FY2011/12 FY2011/12 FY2012/13 QoQ YoY

1Q 2Q 3Q 4Q 1Q

Net revenue 626.1 555.0 140.0 81.6 175.1 158.4 121.9 -23.1% -12.9%

Non-interest expenses 622.0 592.7 155.9 152.2 138.1 146.5 130.4 -11.0% -16.3%

Income (Loss) before income taxes 4.1 -37.7 -15.9 -70.7 37.1 11.9 -8.6 —-

Breakdown of Wholesale revenues

FY2010/11 FY2011/12 FY2011/12 FY2012/13 QoQ YoY

1Q 2Q 3Q 4Q 1Q

Fixed Income 281.3 274.5 69.7 41.4 76.4 87.0 71.5 -17.8% 2.5%

Equities 226.8 181.2 56.6 33.4 39.6 51.6 37.1 -28.0% -34.4%

Investment Banking(Net) 102.9 75.4 19.0 11.6 23.6 21.2 15.1 -28.7% -20.5%

Other 15.2 23.9 -5.4 -4.8 35.5 -1.4 -1.8 —-

Investment Banking 118.1 99.3 13.6 6.8 59.1 19.8 13.3 -33.0% -2.3%

Net revenue 626.1 555.0 140.0 81.6 175.1 158.4 121.9 -23.1% -12.9%

Non-interest expenses 622.0 592.7 155.9 152.2 138.1 146.5 130.4 -11.0% -16.3%

Income (Loss) before income taxes 4.1 -37.7 -15.9 -70.7 37.1 11.9 -8.6 —-

Investment Banking(Gross) 185.0 141.7 32.3 23.8 45.1 40.5 32.2 -20.5% -0.4%

(1) Due to a reorganization in April 2012, reported amounts for Wholesale and Other have been reclassified.

Wholesale related data (2)

Private equity related investments

Full year

(billions of yen)

Quarter

331.7,286.4,208.9,221.3,206.0

500,400,300,200,100,0,327.7,221.3

Terra Firma

Asia

Europe (excluding Terra Firma)

Japan

　 Mar. 31, 2011 Mar. 31, 2012 Jun. 30, 2011 Sep. 30, 2011 Dec. 31, 2011 Mar. 31, 2012 Jun. 30, 2012

Japan 165.9 65.5 159.7 146.0 71.2 65.5 59.6

Europe (excluding Terra Firma) 33.5 26.8 29.2 26.8 24.7 26.8 24.1

Asia 3.3 1.9 3.2 2.3 2.1 1.9 1.6

Sub Total 202.7 94.1 192.0 175.1 98.0 94.1 85.3

Terra Firma 125.0 127.2 121.7 111.3 110.9 127.2 120.7

Total 327.7 221.3 313.7 286.4 208.9 221.3 206.0

Number of employees

Mar. 31,2011 Jun. 30,2011 Sep. 30,2011 Dec. 31,2011 Mar. 31,2012 Jun. 30,2012

Japan (excluding FA)1 12,829 20,263 20,105 19,882 19,598 20,197

Japan (FA) 2,089 2,096 2,078 2,048 2,011 2,014

Europe 4,353 4,436 4,492 4,143 4,014 3,975

Americas 2,348 2,383 2,537 2,466 2,420 2,423

Asia-Pacific2 5,252 6,452 6,485 6,394 6,352 6,454

Total 26,871 35,630 35,697 34,933 34,395 35,063

Excludes employees of private equity investee companies

(2) Includes Powai office in India.

Nomura Holdings, Inc.

www.nomura.com